LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

02034191

Please reply to Fax No: 020 7880 5111
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15 May 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL P

Yours faithfully

dw 5/20

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

laura ashley

14 May 2002

LAURA ASHLEY HOLDINGS plc
Dealings by Director

Laura Ashley Holdings plc ("the Company") has been advised today that Ms Tan Lian Tee (Lillian), who acts as an alternate director to Ms Sally Cheong Siew Mooi on the Board of the Company, has acquired 30,000 ordinary shares of 5p each on 10 May 2002 at £0.19p per share. These acquired shares represent her total holding in the Company and account for 0.005% of the issued share capital.

For further information:

Ann Mantz	Company Secretary	020 7880 5100
Katya Reynier/ Deborah Spencer	Brunswick Group	020 7404 5959

AHM